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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Avenue
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth E. Burns Senior Vice President 706-649-2458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 14, 2007

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	18,479,051	4,889,603
Trading securities		15,265,804	27,324,925
Receivable from clearing organization		5,943,871	3,748,036
Securities purchased under resale agreements		73,528,584	—
Income tax receivable from Parent		—	512,770
Other receivables		317,815	329,978
Receivable from affiliates		246,448	65,908
Investments held in trust		348,299	305,100
Furniture, fixtures, and equipment, net		979,485	1,326,681
Goodwill		39,359	39,359
Deferred income taxes		1,411,903	1,426,905
Prepaid compensation		—	219,258
Note receivable		194,118	1,750,000
Other assets		364,171	607,225
Total assets	$	117,118,908	42,545,748
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,109,834	1,597,548
Accrued expenses payable to Parent		1,093,083	1,427,446
Income tax payable to Parent		142,531	—
Short-term borrowings		—	9,142,620
Securities sold, not yet purchased		1,415,601	—
Securities sold under repurchase agreements		79,725,560	—
		84,486,609	12,167,614
Stockholder's equity:			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		44,128,755	43,619,246
Accumulated deficit		(11,496,956)	(13,241,612)
Total stockholder's equity		32,632,299	30,378,134
Commitments and contingencies (see notes)			
Total liabilities and stockholder's equity	$	117,118,908	42,545,748

See accompanying notes to financial statements.

END